UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Manual for Participation in Extraordinary Shareholders’ Meeting

December 3, 2018

Message from the management

Dear Shareholder,

Fibria Celulose S.A. (“Fibria” or the “Company”), a company listed on the Novo Mercado of the Brazilian Stock Exchange B3 S.A. —Brasil, Bolsa, Balcão (“B3”), in line with its commitment to adopt outstanding Corporate Governance practices, prepared this Manual, which purpose is to clearly and succinctly present important information and guidance relating to the call notice of Fibria’s Extraordinary Shareholders’ Meeting (“EGM” or “Shareholders’ Meeting”) to be held on December 3, 2018, at 9:30 a.m., at the Company’s headquarters located at Rua Fidêncio Ramos, No. 302, 4th (part) floor, Building B, Vila Olímpia Corporate Building, Vila Olímpia , in the [Valor Room], in the City of São Paulo, State of São Paulo.

Members of Fibria’s Board of Executive Officers, a representative of the Fiscal Council will be present at the Shareholders’ Meeting and will be able to clarify the matter included in the agenda.

We emphasize that each share issued by Fibria is entitled to one vote in the Shareholders’ Meeting.  As such, your participation is very important to the Company.

We hope we can count on your presence, for which we thank you in anticipation.

Sincerely,

José Luciano Duarte Penido	Marcelo Strufaldi Castelli
Chairman of the Board of Directors	Chief Executive Officer

Extraordinary Shareholders’ Meeting Agenda

At that meeting, the following matters will be submitted for the resolution of the Shareholders:

(i)            Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion, seven hundred and eighty-three million, three hundred and nineteen thousand, eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

More information about the matter included in the EGM Agenda, as well as the procedures for participating in the Shareholders’ Meeting, are available in this Manual, its Exhibits and on the websites of Fibria and the Brazilian Securities Commission (“CVM”) and of B3 (www.fibria.com.br/ir and www.cvm.gov.br/www.b3.com.br), and may also be obtained from Fibria’s Investor Relations Department.

Guidance for Participation

Date, Time and Place

Fibria’s Extraordinary Shareholders’ Meeting will be held on December 3, 2018 at 9:30 a.m. at the Company’s headquarters located at Rua Fidêncio Ramos, No. 302, 4th (part) floor, Building B, Vila Olímpia Corporate Building, Vila Olímpia, in the Valor Room, in the City of São Paulo, State of São Paulo, ZIP CODE 04551-010 (see the map above).

We recommend that parties interested in participating in the Shareholders’ Meeting arrive 30 minutes early.

Who may participate in the Shareholders’ Meeting

All shareholders owning common shares issued by Fibria, or their duly appointed legal representatives or proxies, may participate in the Shareholders’ Meeting.

Required documentation

Individual shareholders can be represented at the shareholders’ meetings by a proxy appointed less than one year prior to the meeting, who must be a shareholder or a manager of the Company, a lawyer or a financial institution. The administrator of an investment fund must represent the investors in the fund, as required by Article 126, paragraph 1, of the Brazilian Corporation Law.

All persons present at the Shareholders’ Meeting shall present identification documents with photo (RG, RNE, CNH or official professional identification cards); and proof of ownership of the shares issues by Fibria, duly updated, issued by the financial institution or custody agent after November 28, 2018.

In compliance with the decision to CVM Procedure No. RJ2014/3578, the requirement for the proxy to be a shareholder or a manager of the Company, a lawyer or a financial institution only applies to individual shareholders. For representation of a legal entitity shareholder, the rules of the Brazilian Civil Code (Law No. 10,406/02) shall apply. Thus, any proxy duly empowered by law and under the articles of association or bylaws of a legal entity may attend to the Shareholders’ Meeting, even if they are not a shareholder or manager of the Company or a lawyer.

The proxies and shareholders representatives may attend the shareholders’ meeting as long as they have deposited the respective power-of-attorney and documents of representation, at the Company’s headquarters, up to three (3) business days before the date set for the shareholders’ meeting. The documents shall be sent for the attention of Departamento Jurídico (the Company’s Legal Department) at Rua Fidêncio Ramos, No. 302, 3rd and 4th floors, Building B, Edifício Vila Olímpia Corporate, Vila Olímpia, Zip Code 04551-010. If a shareholder fails to deposit the above-mentioned instruments of mandate and representation, its representative may take part in the Shareholders’ Meetings provided that he/she brings the originals of the documents of proof of the powers granted.

The Company requires that powers of attorney issued to representatives attending Shareholders’ Meetings must indicate the place where they were issued, full details of the grantor and the grantee, the date and purpose of the granting and the extent of the powers granted; and that the signatures on the document are acknowledged by a Notary.

Shareholders’ documents issued abroad in countries that are signatories to the Hague Convention must be duly apostilled, in accordance with specific regulation. Documents of shareholders issued in other countries must have signatures authenticated by a Notary Public and legalized at a Brazilian Consulate. In either case, the documents must be translated by a sworn translator registered with a Commercial Registry and must be filed with the Registry of Titles and Documents, as required by law.

The Company does not accept powers of attorney issued electronically.

Additionally, as a practice adopted in the last fiscal years, the Company recommends that the shareholders or their legal representatives or proxies, as the case may be, should deposit the following documents at the Company’s registered office at least three (3) business days before the date of the meeting:

Individual Shareholders:

(a)          certified copy of identification document with photo (ID Card (RG), National Registry of Foreigners (RNE), Driver’s License (CNH) or, officially recognized professional class cards); and

(b)          proof of ownership, duly updated, issued by a financial institution bookkeeping the Company’s shares and/or custody agent; and

Legal Entity Shareholders:

(a)          certified copy of the last consolidated Bylaws or articles of association;

(b)          certified copy of the corporate documentation granting powers of representation (minutes of the appointment of the officer(s) who attend the meeting and/or granting power of attorney to do so);

(c)           original identification document with photo of the legal representative (s) and/or proxies; and

(d)          proof of ownership of the shares issued by the Company, duly updated, issued by a financial institution bookkeeping of the Company’s shares and/or by custody agent; and

Investment Funds:

(a)          certified copy of the last consolidated regulation of the fund, duly registered with the competent body;

(b)          certified copy of the last consolidated Bylaws or articles of association and corporate documentation granting representation powers (minutes of the appointment of the officer(s) who attend the meeting and/or who grant power of attorney for such act) of the trustee and/or manager of the fund (depending on the authorized person to attend and vote at shareholders’ meetings related to the assets held by the fund);

(c)           original identification document with photo of the legal representative(s); and

(d)          proof of ownership of the shares issued by the Company, duly updated, issued by a financial institution bookkeeping of the Company’s shares and/or by a custody agent.

Holders of ADRs (American Depositary Receipts)

Citibank N.A, the depositary for the ADRs in the United States, will send the ADR holders the documentation needed to be represented in the Shareholders’ Meeting. The Voting Instructions need to be received by the Depositary or broker/custodian bank prior to 10:00 A.M. (New York City time) on November 28, 2018. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (+1) 877-CITI-ADR ((+1) 877-248-4237).

Voting Bulletin

Pursuant the procedures set forth in ICVM 481/09, in the Company’s Reference Form and the instructions contained in the Management Proposal for the Shareholders’ Meeting, the shareholders may exercise the right to vote by completing and delivering the Voting Bulletin released by the Company on the Company’s web pages (http://ri.fibria.com.br), the B3’s web page (http://www.b3.com.br) and CVM’s web page (http://www.cvm.gov.br) on the world wide web.

Additional Clarifications

For further information access the call notice (Exhibit 1 of this manual). Additionally, Fibria’s Department of Investor Relations is available for any additional clarification, at +55 11 2138-4565 and at ir@fibria.com.br.

Fibria’s Bylaws - Shareholders’ Meeting

Fibria By-laws

Chapter V — Shareholders’ Meetings

Article 28 — The Shareholders Meeting, convened and established pursuant to the law and these By-laws, is the paramount body to decide on all corporate businesses and to make the resolutions it deems to be convenient, and the term of advance for the first call shall be fifteen (15) days and eight (8) days for the second call. For a complex matter, the Meeting may be convened with thirty (30) days in advance, pursuant to the regulation in effect.

§ 1- The Shareholders Meeting shall meet ordinarily once a year, in the first four months following the end of the fiscal year, in order to decide on the matters listed in Article 132 of Law 6,404/76.

§ 2- The Shareholders Meeting may meet, extraordinarily at any time, upon call by the Board of Directors executed by any of its members and also in the hypotheses provided in the law, by call of shareholders or the Fiscal Council.

§ 3- The Shareholders Meeting shall be presided and shall have the assistance of a chairman and secretary selected by the attending shareholders upon its holding.

§ 4 — Attorneys-in-fact and shareholder representatives may participate in the Shareholders Meetings when they have submitted, at the corporate headquarters, within up to three business days before the date scheduled for those plenary meetings, their corresponding proxies and representation instruments. Should the shareholder have failed to submit the proxies and the representation instruments within the term set forth in these By-laws, he may attend the Meeting, as long as he attends the Meeting bearing the originals of the documents evidencing his powers.

§ 5- In addition to the subject matters that are incumbent on it as provided for in the law and these By-laws, it shall also be incumbent upon the Shareholders Meeting to approve:

a) the cancellation of registration of a publicly-held company with CVM;

b) the delisting from B3 Novo Mercado;

c) the selection of a specialized company in charge of determining the Company’s economic value for purposes of the public offerings provided in Chapters VIII and X of these By-laws, among the triple list of companies appointed by the Board of Directors;

d) plans for granting stock options to the Company’s managers and employees and those of any other companies that are directly or indirectly controlled by the Company, without preemptive right of shareholders.

§ 6 — The resolution on amendments or exclusion of Article 33 of these By-laws shall be made by the majority of votes of attendees, in compliance with the minimum quorum for resolution equal to or greater than thirty percent (30%) of the voting capital stock.

To access Fibria’s Bylaws please click here

Information on the Matter to be Examined and Discussed

As provided for in the Brazilian Corporations Law, and pursuant to the Call Notice (which is included in this Manual as Exhibit 1) published in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers and made available on the webpages of Fibria,  CVM and B3 (www.fibria.com.br/ir and www.cvm.gov.br/www.b3.com.br) as of November 1, 2018, the matter to be resolved in the Shareholders’ Meeting are as indicated below.

All the documents mentioned in the item below are available on the websites of Fibria, CVM and B3 (www.fibria.com.br/Investidores and www.cvm.gov.br/www.b3.com.br), and have been published, when required by law, in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers.

In the Extrardinary Shareholders’ Meeting:

(i)                                                                 Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion, seven hundred and eighty-three million, three hundred and nineteen thousand, eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

Exhibit 1 — Call Notice

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 3, 2018

FIBRIA CELULOSE S.A., publicly-held corporation, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Building B, Vila Olímpia Corporate Building, Vila Olímpia, Zip Code 04551-010, with its corporate acts duly filed at the Board of Trade of the State of São Paulo under Company’s Registry (NIRE) 35.300.022.807, enrolled with the CNPJ/MF under the No. 60.643.228/0001-21, registered at the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held corporation level “A”, under the code No. 12793 (“Company”), in accordance with Article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and Articles 3rd and 5th of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), calls the shareholders to take part on the Extraordinary Shareholders’ Meeting (“Shareholders’ Meeting”) to be held at 09:30AM, on December 3, 2018, at the Company’s headquarters, at Valor room, to review, discuss and vote the following agenda:

(i)                                    Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

General Information:

In order to attend the Shareholders’ Meeting, shareholders must, pursuant to article 126 of the Brazilian Corporate Law, present documents evidencing their identity and powers, as applicable, in addition to a document issued after November 28, 2018 by the institution responsible for the bookkeeping of the Company’s shares and, with respect to the shareholders participating in the fungible custody of registered shares, the statement containing the respective ownership, issued by the competent body, issued after November 28, 2018.

In regard to investment funds, the representation of the quotaholders at the Shareholders’ Meeting shall be incumbent to the fund’s manager, with due regard to the provisions of the fund’s regulation regarding the person who is entitled to exercise the voting rights of the shares and assets that are part of the fund’s portfolio. In such case, the representative of the fund’s manager, in addition to the corporate documents mentioned below regarding such manager, shall present copy of the fund’s regulation updated and consolidated, duly registered with the competent body.

In connection with the participation by means of an attorney-in-fact, the powers to participate of the Shareholders’ Meeting shall have been granted at least one (1) year prior to the meeting, in accordance with Article 126, paragraph 1st, of the Law No. 10,406, 2002 (“Brazilian Corporate Law”). Additionally, in compliance with Article 654, paragraphs 1st and 2nd of Law 10,406/2002 (the “Brazilian Civil Code”), the power-of-attorney shall include the place where it was granted, the complete qualification of the grantor and of the grantee, the date and the purpose of the granting, limiting the extension of the powers granted, containing the notarization of the signatures.

Please note that (1) the Company’s individual shareholders shall only be represented at the Shareholders’ Meeting by an attorney-in-fact that is also a Company’s shareholder, a Company’s manager, a lawyer or a financial institution, in accordance with the provisions of Article 126, paragraph 1st of the Brazilian Corporate Law; and (2) the Company’s legal entity shareholders may be represented by an attorney-in-fact appointed in accordance with its articles of association or Bylaws and with the regulations of the Brazilian Civil Code, with no necessity that such attorney-in-fact is a Company’s shareholder, a Company’s manager or a lawyer (as provided by CVM Procedure RJ2014/3578, judged on 11.04.2014).

The Company shall accept as identity documents the original of the National Identity Card (RG or RNE), as well as the National Driver’s License (CNH), passport, identity cards issued by professional councils, and other functional identification cards issued by governmental bodies, provided that the document contains a picture of its holder.

The representative of the legal entity shareholder, in addition of his own identity documents, shall present a certified copy of the following documents, duly registered with the competent bodies (Civil Registry of Legal Entities or Board of Trade, as applicable): (1) updated and consolidated articles of association or Bylaws; and (2) corporate act that elects the manager that (a) attends the Shareholders’ Meeting as the legal entity’s representative, or (b) grants the power-of-attorney to a third party for representation of the legal entity shareholder.

The shareholders documents issued abroad shall be notarized by a Public Notary, must be apostilled or, if the country of issuance of the document is not a member of the Hague Convention (Apostille Convention), shall be legalized at the Brazilian Consulate, and, in any of these cases, the mentioned documents must be translated by a sworn translator duly registered in the Board of Trade, and filed in the Registry of Deeds and Documents, in accordance with the applicable legislation.

For a better organization of the Shareholders’ Meeting, the Company, in accordance with paragraph 4th of Article 28 of its By-laws, recommends the deposit at the Company’s headquarters, three (3) days in advance of the date of the Shareholders’ Meeting, of the above-mentioned documents. Please note that the shareholders shall still be able to attend the Shareholders’ Meeting even if such documents are not previously deposited, by presenting the documents at the opening of the Shareholders’ Meeting, as provided by paragraph 2nd of Article 5 of ICVM 481/09.

Pursuant the procedures set forth in ICVM 481/09, in the Company’s Reference Form and the instructions contained in the Management Proposal for the Shareholders’ Meeting, the shareholders may exercise the right to vote by completing and delivering the Voting Bulletin released by the Company on the Company’s web pages (http://ri.fibria.com.br), the B3 SA - Brasil, Bolsa, Balcão’s web page (http://www.b3.com.br) and CVM’s web page (http://www.cvm.gov.br) on the world wide web.

The documents in connection with the agenda to be discussed at the Shareholders’ Meeting are available for consultation by the shareholders at the Company’s headquarters and on the Company’s web pages (http://ri.fibria.com.br), the B3 SA - Brasil, Bolsa, Balcão’s web page (http://www.b3.com.br) and CVM’s web page (http://www.cvm.gov.br) on the world wide web, in accordance with the provisions of the Brazilian Corporate Law and applicable regulations.

São Paulo, November 1, 2018.

José Luciano Duarte Penido

Chairman of the Board of Directors

Exhibit 2 — Management Proposal and its Exhibits

FIBRIA CELULOSE S.A.

CNPJ NO. 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, November 1, 2018.

MANAGEMENT’S PROPOSAL

Dear Shareholders,

The Management of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), submits to its shareholders decision, your proposal about the matters to be deliberated on the extraordinary shareholders’ meeting (“General Meeting”) to be held on December 3, 2018, at 09:30 AM, at the Company’s headquarters, under the terms below  (“Proposal”).

SUMMARY

I.                                        GENERAL CONSIDERATIONS

The matter to be examined, discussed and deliberated at the Shareholders’ Meeting, in accordance with the following agenda is:

(i)            Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos ), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

II.          PROPOSAL OF DISTRIBUTION OF INTERIM DIVIDENDS ON AN EXTRAORDINARY BASIS AGAINST THE AMOUNT OF THE RESERVE FOR INVESTMENTS

In the fiscal year ended on December 31, 2017, the Company posted net income of R$1,085,264,777.21 (one billion eighty-five million two hundred and sixty-four thousand seven hundred seventy-seven Brazilian reais and twenty-one centavos).

The Ordinary Shareholders’ Meeting held on April 27, 2018 approved the distribution of R$257,750,384.59 (two hundred and fifty-seven million seven hundred and fifty thousand three hundred and eighty-four Brazilian reais and fifty-nine centavos), as minimum compulsory dividends.

For your references, the Company’s financial statements related to the business year ended on December 31, 2017 and the relevant Management’s Report, disclosed on January 29, 2018, were drawn up by the Company’s Board of Executive Officers, audited by the independent auditors BDO RCS Auditores Independentes S/S and approved by the Ordinary  Shareholders’ Meeting held on April 27, 2018. The Company disclosed, on October 24, 2018, its quarterly financial statements related to the 3rd quarter of 2018.

Considering the existing balance in the Company’s Reserve for Investments on September 30, 2018, in the amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine reals and sixty-six centavos), and due to the Company’s cash generation, the Management proposes the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine reals and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company.

The amount of dividend per share as subject to a variation derived of adjustments on the balance of treasury shares up to the extraordinary general meeting.

The interim dividends will be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary  Shareholders’ Meeting held on April 27, 2018 and registered in the Company’s quarterly financial statements of September 30, 2018.

The amount to be distributed as interim dividends on an extraordinary basis corresponds to, approximately, 100% (on hundred percent) of the total amount existing in the Company’s Reserve for Investments. In this regard, and considering the cash generation of the Company in the fiscal year of 2018, higher than expected, the Management of the Company informs that the distribution of such amount will not cause any adverse effect in its business plan or in its future perspective of investments.

The Management also informs that the approval of the distribution of interim dividends on an extraordinary basis, informed hereto, will not affect the capital expenditure budget approved in the Company’s Ordinary  Shareholders’ Meeting.

Moreover, dividends are exempt from income tax, according to articles 10 of Law No. 9.249/95, and 72 of Law No. 12.973/14.

The dividends, if approve, will be paid to shareholders registered as of the close of trading on B3 S.A. - Bolsa, Bolcão on December 3, 2018 (base date), taking into account trades carried out up to and including this date. The Company shares will be traded “Ex-Dividend” as from December 4, 2018.

The amount declared as dividends will not be subject to monetary restatement or remuneration between the declaration date and the date of effective payment.

It is also proposed that the declared interim dividends are paid to the shareholders of the Company, in one installment, up to the end of the current fiscal year in a date to be decided by the Shareholders’ Meeting.

The shareholders holding shares issued by the Company on the reference date defined by the Shareholders’ Meeting shall be entitled to the interim dividends declared, in accordance with the above terms, in the total amount of R$ 2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine reals and sixty-six centavos), corresponding to 100% (one hundred percent) of the Company’s Reserve for Investments.

The Board of Directors approved and the Fiscal Council recommend the approval, on October 31, 2018, the referred Management’s Proposal for the distribution of the interim dividends on an extraordinary basis, to be declared and paid against the Company’s account of Reserve for Investments, in accordance with the terms established above.

The Exhibit II corresponds to the copy of the Opinion of the Company’s Fiscal Council, favorable to the approval of this Managements’ Proposal.

III.     CONCLUSIONS

For the reasons above given, the Company’s Management hereby submits this Proposal to the analysis of the shareholders in a General Shareholders’ Meeting of the Company, recommending its full approval.

IV.      DISTANCE VOTING BULLETIN

The CVM Rule No 561, of April 7, 2015 and CVM Rule No. 594, of December 20, 2017, which amended the ICVM 481, regulate the remote voting and the inclusion of deliberation proposals and candidates at shareholders’ meetings for listed companies registered in category A and authorized by market management entity to trade in shares on a stock exchange.

In such context, the Company’s voting bulletin was released on the Company’s website (www.fibria.com.br) on the CVM website (http://www.cvm.gov.br) and on the B3 SA — Brasil, Bolsa, Balcão (“B3”) website (http://www.b3.com.br) in the world-wide web, in a version that can be printed and filled manually.

The voting bulletin included in Exhibit III contains the matter on the agenda of the Shareholders’ Meeting listed in the general considerations of this Proposal. Shareholders who elect to present their votes at a distance at the Shareholders’ Meeting must fill out the voting bulletin released by the Company, indicating whether they wish to approve, reject or abstain from voting in the respective resolution described in each voting bulletin, observing the following procedures:

(i) Submission of the voting bulletins directly to the Company

After filling the voting bulletin, the shareholders must send it, by mail to the address of the Company’s office located in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, 302, 3rd floor, Building B, Vila Olímpia Corporate Building, Vila Olímpia, ZIP CODE 04551-010 or to the e-mail address: ir@fibria.com.br, in the attention of the Investor Relations Department of the Company, including, observing the requirements of the Article 21-M of ICVM 481, the following documents:

(i) a physical copy of the voting bulletin related to the Shareholders’ Meeting, with all fields duly filled, all pages initialed and the last page signed by the shareholder or his/her legal representatives, with due acknowledgment of signature of the signatory of the voting bulletin; and

(ii) the other documents listed below:

Shareholders Individuals:

(a) certified copy of identification document (RG, RNE, CNH or, officially recognized professional class cards) with a photo;

(b) proof of shares ownership, duly updated, issued by a financial institution carrying out the Company’s shares bookkeeping and/or by custody agent.

Shareholders Legal Entities:

(a) certified copy of the last consolidated bylaws or articles of association;

(b) certified copy of the corporate documentation granting powers of representation (minutes of the appointment of the officers which sign the voting bulletin and/or granting power of attorney to do so);

(c) original identification document of the legal representative(s) with photo; and

(d) proof of shares ownership, duly updated, issued by a financial institution carrying out the Company’s shares bookkeeping and/or by custody agent.

Investment Funds:

(a) certified copy of the last consolidated regulation of the fund, duly registered with the competent body;

(b) a certified copy of the last consolidated bylaws or articles of association and corporate documentation granting powers of representation (minutes of the appointment of the officers who sign the voting bulletin and/or who grant proxy to do so) and/or fund manager (depending of the authorized person to attend and vote at general meetings related to the assets held by the fund);

(c) original identification document of the legal representatives, with photo; and

(d) proof of shares ownership, duly updated, issued by a financial institution carrying out the Company’s shares bookkeeping and/or by custody agent.

The documents of the shareholders issued abroad that come from countries that are signatories of the Hague Convention must pass by the affixing of the apostille in the form of the specific regulations, and documents of the shareholders issued abroad that come from countries which are not members of the Hague Convention must contain acknowledgment of the signatures by Public Notary and pass through the legalization in Brazilian Consulate. In both situations, the documents must be translated by a sworn translator enrolled in the Board of Trade and registered in the Registry of Deeds and Documents, in accordance with the legislation then in force.

In order to be validly accepted, the voting bulletin must be received by the Company up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including.

Pursuant to article 21-U of ICVM 481, the Company will communicate to the shareholders, by sending an e-mail to the electronic address informed by the shareholders in the voting bulletin, within 3 (three) days after receiving them, about the sufficiency of their respective voting bulletin and of the documents attached to it. The Company will notify the shareholders, within the same period, of any need to corrections or resubmit the voting bulletin and/or the attached documents, which must be done up to 7 (seven) days before the date of the Shareholders’ Meeting, that is, up to November 26, 2018, including.

(ii) Submission through service providers

As provided by article 21-B of ICVM 481, besides sending the voting bulletin directly to the Company, shareholders may send instructions for completing the voting bulletin for service providers able to provide collection and transmission of instructions for completing the voting bulletin. The submission of the voting bulletin through the service providers shall be carried out up to 7 (seven) days before the date of the Shareholders’ Meeting, that is, until November 26, 2018, including.

Therefore, the voting instructions can be submitted through the custody agent of the Company’s shareholders that are deposited in a central depositary or, if the shares are in a book-entry environment, through Itaú Corretora de Valores S.A.

The custody agent and Itaú Corretora de Valores S.A. will verify the voting instructions provided by the shareholders, but are not responsible for verifying the shareholder’s eligibility to exercise voting rights, which function is incumbent to the Company.

Shareholders shall contact their respective custody agents and Itaú Corretora de Valores S.A. to verify the procedures established by them for issuing voting instructions by voting bulletins, as well as the documents and information required to do so. Such service providers shall notify the shareholders of the receipt of voting instructions or the need for rectification or resubmission, and shall provide for the applicable procedures and deadlines.

In compliance with ICVM 481, any voting instructions that differ from the same matter and that have been issued by the same shareholder will be disregarded, considering, therefore, his/hers number in the Individual Taxpayers’ Register of the Ministry of Finance (“CPF/MF”) or its number in the National Registry of Legal Entities of the Ministry of Finance (“CNPJ/MF”).

V.           DOCUMENTATION FOR PARTICIPATION IN A MEETING

The individual shareholder may be represented at the general meeting by a proxy constituted less than one year, who is a shareholder, a director of the Company, a lawyer or a financial institution, and the investment fund administrator is responsible for representing the shareholders as required by Paragraph 1 of article 126 of Law 6,404/1976.

In compliance with the decision to CVM Procedure No. RJ2014 / 3578, the requirement that the proxy be a shareholder, a director of the Company, a lawyer or a financial institution is valid only for the individual shareholder. For representation of corporate shareholder, the general rule of representation of the Brazilian Civil Code (Law No. 10,406 / 2002) will be applied. Accordingly, any attorney-in-fact duly constituted in accordance with the law and with the bylaws or corporate agreements of the respective legal entities may attend the General Meeting even if they are not shareholders, administrators or attorneys.

The attorneys-in-fact and the representatives of shareholders may attend the general meetings, provided that they have deposited at the headquarters of the Company, within three working days before the date set for the holding of the general meeting, their respective power of attorney and documents of representation. The documents shall be sent to the attention of the Company’s Legal Department, located at Rua Fidêncio Ramos, nº 302, 3rd and 4th (part) floors, Building B, Vila Olímpia Corporate Building, Vila Olímpia, Zip Code 04551-010. If the shareholder has not deposited in advance the proxy and representation instruments mentioned above, he may attend the General Meeting, provided that he appears with the original documents proving his powers.

The Company requires that powers of attorney for representation at the General Meeting indicate the place where they were passed, the complete qualification of the grantor and of the grantor, the date and purpose of the granting with the designation and the extension of the powers conferred, and the acknowledgment of signature of the respective signatory.

Documents of the shareholders issued abroad that come from countries that are signatories to the Hague Convention must pass the apostille affixation in the form of specific regulations, and documents of the shareholders issued abroad that come from countries that are not signatories to the Hague Convention must contain acknowledgment of signatures by Public Notary and pass through the legalization in Brazilian Consulate. In both cases, the documents must be translated by a sworn translator registered with the Commercial Registry and registered in the Registry of Deeds and Documents, in accordance with the legislation then in force.

The Company does not accept powers-of-attorney issued electronically.

In addition, as a practice adopted in recent years, the Company recommends that shareholders, or their legal representatives or attorneys-in-fact, as the case may be, deposit at the Company’s headquarters up to 3 (three) days before the date of the Shareholders’ Meeting, the following documents:

Shareholders Individuals:

(a) certified copy of identification document (RG, RNE, CNH or, officially recognized professional class cards) with a photo; and

(b) proof of shares ownership, duly updated, issued by a financial institution carrying out the Company’s shares bookkeeping and/or by custody agent.

Shareholders Legal Entities:

(a) certified copy of the last consolidated bylaws or articles of association;

(b) certified copy of the corporate documentation granting powers of representation (minutes of the appointment of the officers which sign the voting bulletin and/or granting power of attorney to do so);

(c) original identification document of the legal representatives with photo; and

(d) proof of shares ownership, duly updated, issued by a financial institution carrying out the Company’s shares bookkeeping and/or by custody agent.

Investment Funds:

(a) certified copy of the last consolidated regulation of the fund, duly registered with the competent body;

(b) a certified copy of the last consolidated bylaws or articles of association and corporate documentation granting powers of representation (minutes of the appointment of the officers who sign the voting bulletin and/or who grant proxy to do so) and/or fund manager (depending of the authorized person to attend and vote at general meetings related to the assets held by the fund);

(c) original identification document of the legal representatives, with photo; and

(d) proof of shares ownership, duly updated, issued by a financial institution carrying out the Company’s shares bookkeeping and/or by custody agent.

VI.      DOCUMENTS AND EXHIBITS TO THE PROPOSAL

All the information and documents referred to in this Proposal and required in ICVM 481 are available to shareholders at the Company’s headquarters and on its website (www.fibria.com.br) on the website of the Securities and Exchange Commission - CVM (www.cvm.gov.br) and on the website of B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br), as well as, as applicable, in the exhibits to this Proposal.

The Exhibit III correspond to the voting bulletin related to the matter to be resolved at the Shareholders’ Meeting.

Do not hesitate to contact us to obtain any clarifications that may be necessary.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT I — CALL NOTICE

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 3, 2018

FIBRIA CELULOSE S.A., publicly-held corporation, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Building B, Vila Olímpia Corporate Building, Vila Olímpia, Zip Code 04551-010, with its corporate acts duly filed at the Board of Trade of the State of São Paulo under Company’s Registry (NIRE) 35.300.022.807, enrolled with the CNPJ/MF under the No. 60.643.228/0001-21, registered at the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held corporation level “A”, under the code No. 12793 (“Company”), in accordance with Article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and Articles 3rd and 5th of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), calls the shareholders to take part on the Extraordinary Shareholders’ Meeting (“Shareholders’ Meeting”) to be held at 09:30AM, on December 3, 2018, at the Company’s headquarters, at Valor room, to review, discuss and vote the following agenda:

(ii)                                Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

General Information:

In order to attend the Shareholders’ Meeting, shareholders must, pursuant to article 126 of the Brazilian Corporate Law, present documents evidencing their identity and powers, as applicable, in addition to a document issued after November 28, 2018 by the institution responsible for the bookkeeping of the Company’s shares and, with respect to the shareholders participating in the fungible custody of registered shares, the statement containing the respective ownership, issued by the competent body, issued after November 28, 2018.

In regard to investment funds, the representation of the quotaholders at the Shareholders’ Meeting shall be incumbent to the fund’s manager, with due regard to the provisions of the fund’s regulation regarding the person who is entitled to exercise the voting rights of the shares and assets that are part of the fund’s portfolio. In such case, the representative of the fund’s manager, in addition to the corporate documents mentioned below regarding such manager, shall present copy of the fund’s regulation updated and consolidated, duly registered with the competent body.

In connection with the participation by means of an attorney-in-fact, the powers to participate of the Shareholders’ Meeting shall have been granted at least one (1) year prior to the meeting, in accordance with Article 126, paragraph 1st, of the Law No. 10,406, 2002 (“Brazilian Corporate Law”). Additionally, in compliance with Article 654, paragraphs 1st and 2nd of Law 10,406/2002 (the “Brazilian Civil Code”), the power-of-attorney shall include the place where it was granted, the complete qualification of the grantor and of the grantee, the date and the purpose of the granting, limiting the extension of the powers granted, containing the notarization of the signatures.

Please note that (1) the Company’s individual shareholders shall only be represented at the Shareholders’ Meeting by an attorney-in-fact that is also a Company’s shareholder, a Company’s manager, a lawyer or a financial institution, in accordance with the provisions of Article 126, paragraph 1st of the Brazilian Corporate Law; and (2) the Company’s legal entity shareholders may be represented by an attorney-in-fact appointed in accordance with its articles of association or Bylaws and with the regulations of the Brazilian Civil Code, with no necessity that such attorney-in-fact is a Company’s shareholder, a Company’s manager or a lawyer (as provided by CVM Procedure RJ2014/3578, judged on 11.04.2014).

The Company shall accept as identity documents the original of the National Identity Card (RG or RNE), as well as the National Driver’s License (CNH), passport, identity cards issued by professional councils, and other functional identification cards issued by governmental bodies, provided that the document contains a picture of its holder.

The representative of the legal entity shareholder, in addition of his own identity documents, shall present a certified copy of the following documents, duly registered with the competent bodies (Civil Registry of Legal Entities or Board of Trade, as applicable): (1) updated and consolidated articles of association or Bylaws; and (2) corporate act that elects the manager that (a) attends the Shareholders’ Meeting as the legal entity’s representative, or (b) grants the power-of-attorney to a third party for representation of the legal entity shareholder.

The shareholders documents issued abroad shall be notarized by a Public Notary, must be apostilled or, if the country of issuance of the document is not a member of the Hague Convention (Apostille Convention), shall be legalized at the Brazilian Consulate, and, in any of these cases, the mentioned documents must be translated by a sworn translator duly registered in the Board of Trade, and filed in the Registry of Deeds and Documents, in accordance with the applicable legislation.

For a better organization of the Shareholders’ Meeting, the Company, in accordance with paragraph 4th of Article 28 of its By-laws, recommends the deposit at the Company’s headquarters, three (3) days in advance of the date of the Shareholders’ Meeting, of the above-mentioned documents. Please note that the shareholders shall still be able to attend the Shareholders’ Meeting even if such documents are not previously deposited, by presenting the documents at the opening of the Shareholders’ Meeting, as provided by paragraph 2nd of Article 5 of ICVM 481/09.

Pursuant the procedures set forth in ICVM 481/09, in the Company’s Reference Form and the instructions contained in the Management Proposal for the Shareholders’ Meeting, the shareholders may exercise the right to vote by completing and delivering the Voting Bulletin released by the Company on the Company’s web pages (http://ri.fibria.com.br), the B3 SA - Brasil, Bolsa, Balcão’s web page (http://www.b3.com.br) and CVM’s web page (http://www.cvm.gov.br) on the world wide web.

The documents in connection with the agenda to be discussed at the Shareholders’ Meeting are available for consultation by the shareholders at the Company’s headquarters and on the Company’s web pages (http://ri.fibria.com.br), the B3 SA - Brasil, Bolsa, Balcão’s web page (http://www.b3.com.br) and CVM’s web page (http://www.cvm.gov.br) on the world wide web, in accordance with the provisions of the Brazilian Corporate Law and applicable regulations.

São Paulo, November 1, 2018.

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT II – FISCAL COUNCIL OPINION

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law No. 6,404/76), according to the meeting held on October 31, 2018, which examined the management proposal for the distribution of interim dividends, in the total amount of R$ 2.783.319.849,66 (two billion, seven hundred and eighty three million, three hundred and nineteen thousand, eight hundred and forty nine Brazilian reais and sixty six cents), to be declared and paid against the Company’s Reserve for Investments, as approved at the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered in the Company’s quarterly financial statements of September 30, 2018. Based on the analysis carried out, as well as the information and clarifications provided by representatives of the Company, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law No. 6.404/76, to opine favorably on the submission of such management proposal for approval of the Extraordinary General Shareholders’ Meeting.

São Paulo, October 31, 2018.

Maurício Aquino Halewicz	Gilsomar Maia Sebastião
Chairman of the Fiscal Council

Domenica Eisenstein Noronha

EXHIBIT III — REMOTE VOTING FORM

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21t

NIRE 35.300.022.807

REMOTE VOTING BULLETIN

OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

OF FIBRIA CELULOSE S.A. TO BE HELD ON DECEMBER 3, 2018

1.             Name and email address of the shareholder:

Name:

Email:

2.             CNPJ or CPF of the shareholder:

3.             Guidelines for Completion:

In the event that the shareholder opts to exercise its voting right remotely, pursuant to CVM Instruction No. 481/2009, as amended, it must fill out this remote voting bulletin (“Form”), which will only be considered valid, as well as have the casted votes accounted for the quorum of the Shareholder’s Meeting, if the following conditions are met:

(i)            all of the blanks must be duly filled out, necessarily;

(ii)           all of the pages must be duly initialed; and

(iii)          the last page must be executed by the shareholder or the shareholder’s legal representative(s), as applicable, pursuant to the applicable law.

It is essential that items 1 and 2 above are filled out with the full name (or corporate name) and the tax registration number, whether for the legal entity (CNPJ/MF) or for an individual (CPF/MF), and to give an email address for contact if necessary.

Signatures on the Form must be acknowledged by a Public Notary, as well as in case of foreign documents, it will also be required to legalize or apostille it, in this former case, if the document is issued by a country which is signatory to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalization for Foreign Public Documents (Hague Convention).

4.             Guidelines for Submission:

In the event that the shareholder opts to exercise its voting rights remotely, it may (i) fill out the Form and submit it directly to the Company; or (ii) transmit its voting instructions for completion to service providers, as indicated below:

In the first case, the Company must receive (by mail or e-mail) up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including, the following documents:

i) a hard copy of the Form with all of the fields duly completed, initialed, signed and notarized; and

ii) a certified copy of:

a) individuals: identity document with photo of the shareholder or of its legal representative;

b) legal entities: identity document with photo of its legal representative(s) (if an attorney-in-fact, the power-of-attorney must be provided); consolidated and updated Bylaws or articles of association; and corporate documents confirming powers of representation; and

c) investment funds: identity document with photo of its legal representative(s); consolidated and updated Bylaws or articles of association; corporate documents confirming powers of representation; latest restated regulations of the fund.

* Foreign documents must be notarized, consularized, translated by a sworn translator and filed with the Registry of Deeds and Documents (documents issued by countries that are signatories to the Hague Convention, the diplomatic or consular legalization prior to August 14, 2016 must be replaced by the affixation of the Apostille).

Shareholders whose shares are held in a central depositary may submit their voting instructions to their respective custody agents, pursuant to the rules determined by them. Is this case, the procedure should be verified with the respective service providers. The submission of the instructions to the custody agents is also of up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including.

* The central depository of B3 S.A. - Bolsa, Brasil, Balcão, will disregard conflicting instructions belonging to the same shareholder in relation to the same resolution.

Shareholders whose shares are held by Itaú Corretora de Valores S.A. (“Itaú”), custodian of the shares issued by the Company, may submit his/her voting instructions through Itaú. Itaú has created the Digital Shareholder Meeting website, a secure solution by means of which it is possible to vote remotely. To vote through the website it is necessary to be registered and own a digital certificate. Information regarding registration and step by step for the issuance of a digital certificate are described on the following website:

http://www.itau.com.br/securitiesservices/assembleiadigital/

The submission of the instructions to the custodian is also of up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including.

The Company will communicate to the shareholder the receipt of the documentation and its acceptance or need for rectification or its rejection. Delayed delivery will result in rectification, document completeness or rejection of the Form.

5.             Postal and e-mail address for the submission of the remote voting form in case the shareholder opts to send it directly to the Company:

Investor Relations Department of Fibria Celulose S.A

Fibria’s Office

Rua Fidêncio Ramos, nº 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, city and State of São Paulo, CEP 04551-010

E-mail: ir@fibria.com.br

6.             Name, address and e-mail address, telephone number and contact person of the financial institution engaged by the company to serve as the bookkeeping agent, as applicable:

ITAÚ CORRETORA DE VALORES S.A.

Gercina Bueno

Av. Brigadeiro Faria Lima, 3.500, 3º andar

Itaim Bibi, São Paulo, SP

CEP 04538-132

Phone No.: +55 11 3003-9285 (for calls from state capitals and metropolitan regions)

Phone No.: 0800 7209285 (from other locations)

E-MAIL: ATENDIMENTOESCRITURACAO@ITAU-UNIBANCO.COM.BR

7.             Voting Instruction:

The shareholders who opt to exercise their respective remote voting rights, must inform its voting instructions on the following items of the agenda of the Extraordinary Shareholders’ Meeting to be held on December 3, 2018:

8.             (i)            Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

☐ For	☐ Against	☐ Abstain

[Venue], [date].

[Name of Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO